May 14, 2009

Geoffrey Kruczek, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	MK Arizona Corp.

Amendment No. 8 to Registration Statement on Form S-4

Filed on May 13, 2009

File No. 333-153492

Dear Mr. Kruczek:

On behalf of Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom”), and MK Arizona Corp., an Arizona corporation (“MK Arizona”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 9 to the Registration Statement on Form S-4 for MK Arizona (the “Amended S-4”), including exhibits.

The Amended Form S-4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. David A. Rapaport, dated May 14, 2009. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended S-4. The references to page numbers in the headings are to the original Amendment No. 8 to the Registration Statement on Form S-4 (the “Original S-4”).

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Solicitation of Costs, page 77

1.	We reissue prior comment 1 with respect to the references to solicitations by electronic means.

Middle Kingdom has deleted all references to solicitations by electronic means in the Amended S-4.

Exhibit 5.1

2.	The opinions that you file to satisfy your obligation under Regulation S-K Item 501(b)(5) should not be conditioned on the occurrence of past events. For example, we note the conditions in the opinion that you filed in response to prior comment 7 regarding the filing of a Certificate of Incorporation and the issuance of the securities. Please obtain an opinion that is revised accordingly.

Middle Kingdom has filed a new opinion of Cozen O’Connor which Coppersmith Schermer may rely upon. The new opinion is not conditioned on the occurrence of any past events.

3.	The opinion you filed in response to prior comment 7 does not address all securities that are being exchanged for securities of the registrant. For example, we note the securities offered by Middle Kingdom’s registration statement filed December 14, 2006. Given this, please demonstrate clearly whether the Coppersmith Schermer opinion that relies on the opinion you filed in response to prior comment 7 addresses all securities in the fee table of your registration statement.

Middle Kingdom has filed a new opinion of Cozen O’Connor which Coppersmith Schermer may rely upon. The new opinion addresses all securities in the fee table, and as such, the Coppersmith Schermer opinion addresses all securities in the fee table.

Each of Middle Kingdom and MK Arizona acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the companies from their full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	the companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

Cozen O’Connor

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation

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